02018640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-18018

RECEIVED MAR 1 2002

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott & Stringfellow, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 East Main Street
(No. and Street)

Richmond (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Johnston, CFO 804-780-3231 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Anderson LLP
(Name — *if individual, state last, first, middle name*)

100 North Tryon Street, Suite 3800, Charlotte, NC 28202-4000
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-22-02

OATH OR AFFIRMATION

I, Michael D. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott & Stringfellow, INc., as of February 22, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]

Signature

Executive Vice President & CFO

Title

[signature]

Notary Public

My Commission Expires March 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

Report of Independent Public Accountants

To Scott & Stringfellow, Inc.:

We have audited the accompanying consolidated statement of financial condition of Scott & Stringfellow, Inc. and Subsidiary (the Company) as of December 31, 2001, and the related consolidated statements of loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scott & Stringfellow, Inc. and Subsidiary at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Charlotte, North Carolina,
February 8, 2002.

Scott & Stringfellow, Inc. and Subsidiary

Consolidated Statement of Financial Condition
As of December 31, 2001

Assets:	
Cash	$ 4,675,258
Cash segregated for regulatory purposes	42,189,819
Receivables from brokers, dealers and clearing organizations	28,481,860
Receivables from customers (less allowance of $1,260,255)	145,304,901
Securities purchased under agreements to resell, segregated under federal regulations	187,784,783
Trading securities, at fair value	99,943,781
Exchange membership, at cost (market value of $4,838,000)	4,830,000
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $16,781,521)	6,285,519
Goodwill	70,593,191
Notes receivable	1,106,331
Other assets	70,604,484
	$661,799,927
Liabilities and stockholder's equity:	
Short-term borrowings with affiliate	$150,000,000
Payables to brokers, dealers and clearing organizations	9,932,946
Payables to customers	174,922,947
Securities sold under agreements to repurchase, at contract value	57,398,042
Securities sold, but not yet purchased, at fair value	54,562,816
Accounts payable, accrued expenses and other liabilities	52,664,489
Total liabilities	499,481,240
Commitments and contingencies	
Liabilities subordinated to the claims of general creditors	30,000,000
Stockholder's equity:	
Common stock, no par value; authorized 2,400,000 shares; issued and outstanding 168 shares at stated value	842,756
Additional paid-in capital	150,082,761
Retained deficit	(18,606,830)
Total stockholder's equity	132,318,687
	$661,799,927

The accompanying notes to the financial statements
are an integral part of this statement.

Scott & Stringfellow, Inc. and Subsidiary

Consolidated Statement of Loss
For the Year Ended December 31, 2001

Revenues:	
Commissions	$ 72,198,225
Principal transactions	37,473,358
Investment banking	18,988,126
Interest and dividends	23,515,457
Administrative service fees	6,117,381
Other	2,171,914
	160,464,461
Expenses:	
Employee compensation and benefits	114,117,675
Interest	15,972,679
Communications and data processing	10,095,440
Occupancy and equipment	7,180,040
Advertising and sales promotion	4,016,287
Brokerage, clearing and exchange fees	3,542,896
Depreciation and amortization	8,636,093
Other operating expenses	13,008,444
	176,569,554
Loss before income taxes	(16,105,093)
Income tax benefit	3,702,000
Net loss	$(12,403,093)

The accompanying notes to the financial statements
are an integral part of this statement.

Scott & Stringfellow, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings/ (Deficit)	Accumulated Other NonShareholder Changes in Equity	Total
	Number of Shares	Amount				
Balance, December 31, 2000, as originally reported	100	$500,000	$140,481,432	$ (6,137,737)	$(19,163)	$134,824,532
Effect of merger of Edgar Norris & Co., Inc. (Note 1)	68	342,756	7,595,768	(66,000)	0	7,872,524
Balance, December 31, 2000, restated	168	842,756	148,077,200	(6,203,737)	(19,163)	142,697,056
Net loss	0	0	0	(12,403,093)	0	(12,403,093)
Change in unrealized gain/loss in available for sale securities, net of tax	0	0	0	0	19,163	19,163
Tax effect of Retention Plan Distribution (Note 13)	0	0	(20,000)	0	0	(20,000)
Contribution from Parent	0	0	2,025,561	0	0	2,025,561
Balance, December 31, 2001	168	$842,756	$150,082,761	$(18,606,830)	$ 0	$132,318,687

The accompanying notes to the consolidated financial statements are an integral part of this statement.

Scott & Stringfellow, Inc. and Subsidiary

Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors For the Year ended December 31, 2001

Balance, December 31, 2000	$30,000,000
Repayment of subordinated note	0
Issuance of subordinated note	0
Balance, December 31, 2001	$30,000,000

The accompanying notes to the consolidated financial statements are an integral part of this statement.

Scott & Stringfellow, Inc. and Subsidiary

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (12,403,093)
Adjustments to reconcile net loss to net cash provided by operating activities-	
Depreciation	3,193,584
Deferred income tax provision	1,633,000
Loss on sale of equipment and leasehold improvements	759,152
Amortization of goodwill	5,442,512
Provision for bad debts	1,102,206
Accretion of notes receivable	(61,959)
(Increase) decrease in assets:	
Cash segregated under federal regulations	(42,189,430)
Restricted cash and cash equivalents	1,042,602
Receivable from brokers, dealers and clearing organizations	(19,447,912)
Receivable from customers	41,364,640
Securities purchased under agreements to resell	50,023,649
Trading securities	(2,182,063)
Other assets	18,334,173
Increase (decrease) in liabilities:	
Payable to brokers, dealers and clearing organizations	4,152,689
Payable to customers	20,323,220
Securities sold under agreements to repurchase	(114,599,659)
Securities sold, but not yet purchased	36,521,396
Accounts payable, accrued expenses and other liabilities	8,730,349
Net cash provided by operating activities	1,739,056
Cash flows from investing activities:	
Purchases of equipment and leasehold improvements	(2,299,315)
Proceeds from calls of mortgage-backed securities available-for-sale	5,669,475
Proceeds from sale of equipment and leasehold improvements	26,505
Net cash provided by investing activities	3,396,665
Cash flows from financing activities:	
Repayment of note payable to affiliate	(6,166,426)
Capital contribution from Parent	2,025,561
Net cash used in financing activities	(4,140,865)
Net increase in cash	994,856
Cash at beginning of year	3,680,402
Cash at end of year	$ 4,675,258

The accompanying notes to the consolidated financial statements are an integral part of this statement.

Scott & Stringfellow, Inc. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2001

1. Organization and Summary of Significant Accounting Policies:

Scott & Stringfellow, Inc. (Scott & Stringfellow or the Company) is a full service, self clearing broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD). Scott & Stringfellow is a wholly owned subsidiary of BB&T Corporation (BB&T or the Parent), a financial services holding company headquartered in North Carolina. The Parent acquired Craigie Incorporated (Craigie) in 1997 in a purchase transaction. The goodwill was recorded on Craigie's books and is being amortized over 25 years, using the straight-line method. During 1999, the Parent acquired Scott & Stringfellow, Inc. in a purchase transaction with goodwill recorded on Scott & Stringfellow's books which is being amortized over 15 years, using the straight-line method. During 1999, the Parent caused the statutory merger of Scott & Stringfellow, Inc. into Craigie and changed the name to Scott & Stringfellow.

In May 2000, National Financial Securities Corporation (NFSC), a wholly owned subsidiary of the Company, was formed to facilitate the issuance of asset-backed securities. Since its inception, no issuance of asset-backed securities has occurred. Scott & Stringfellow owned all of the outstanding stock of a limited purpose entity, Mountain Financial Corporation (Mountain), which was formed to facilitate the issuance of collateralized mortgage obligations through National Mortgage Acceptance Corporation (NMAC), an affiliate of Scott & Stringfellow. During 2001, Mountain liquidated its assets and liabilities and subsequently was dissolved as a corporation. During 2000, BB&T acquired Edgar M. Norris & Co., Inc. (Edgar Norris) in a purchase transaction. Edgar Norris was merged with and into the Company during March 2001. The transfer of assets from Parent was accounted for in a manner similar to pooling-of-interests accounting. Accordingly, the Company's financial statements have been restated to include Edgar Norris' financial information for the period presented.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at fair value. The statement, as amended, requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows derivatives' gains or losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS No. 133 on January 1, 2001. The adoption of SFAS No. 133, as amended, did not impact the Company's financial position or results of operations, as the Company records all of its derivative instruments at their fair value and recognizes the changes in earnings in the derivative's value currently in earnings.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.* This statement provides consistent accounting and reporting standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 did not have a material effect on the Company's consolidated financial statements. For related disclosures, refer to Notes 5 and 7.

In July 2001, the FASB issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 eliminates pooling-of-interests accounting and requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. SFAS No. 142 eliminates the amortization of goodwill and other nonseparable intangible assets and requires that goodwill be evaluated for impairment by applying a fair value-based test. The Company adopted SFAS No. 142 as of January 1, 2002. Amortization of goodwill for 2002 approximated $5.4 million. As of the date of adoption, unamortized goodwill of $70,593,191 will become subject to the provisions of Statement 142. The Company expects to complete its first annual impairment tests by June 30, 2002.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, which previously governed impairment of long-lived assets, and Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, which addressed the disposal of a business segment. SFAS No. 144 requires one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS No. 144 on January 1, 2002, with no material impact on the Company's financial position or results of operations.

Basis of Presentation

The consolidated financial statements include the accounts of Scott & Stringfellow and its wholly owned finance subsidiary. All material intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, management does not expect such variances to be material to the financial position or the results of operations of the Company.

Securities Transactions

Revenue from principal transactions represents securities trading revenue and is recorded on a trade-date basis. Commission income and related expenses are recorded on a trade-date basis. Securities owned and receivables/payables with brokers and customers are recorded on a settlement-date basis. Differences between the trade and settlement date for securities owned are included in the consolidated statement of financial condition as other assets.

Trading securities, securities owned and securities sold but not yet purchased are stated at market value with unrealized gains and losses reflected in other income.

Marketable securities are valued at fair value and are generally based on quoted market prices. The Company has entered into futures contracts to hedge a portion of marketable securities owned or securities sold, but not yet purchased. Futures contracts are valued at fair value with unrealized gains and losses included in revenue from principal transactions. Securities not readily marketable are stated at fair value as determined by management and are included in the consolidated statement of financial condition as other assets.

Investment Banking

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Investment banking revenue is recorded as follows: management fees on offering date, sales concessions on trade date and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

Repurchase and Resale Agreements and Securities Lending Arrangements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. Resale agreements are treated as collateralized financing transactions and are carried at contract value. Accrued interest on the agreements is included in other assets. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under release agreements. Collateral is valued regularly, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a regular basis, with additional collateral obtained or refunded as necessary.

Impairment of Long-Lived Assets

In accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, the Company reviews its long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, and amortization of leasehold improvements, is based on straight-line and accelerated methods over the estimated useful lives of the assets or the terms of the leases. Gains and losses incurred upon the disposition of property and equipment are reflected in the current results of operations.

Statements of Cash Flows

For purposes of presenting the statements of cash flows, the Company considers cash on deposit in banks with maturity of less than 90 days as cash and cash equivalents. The Company does not consider cash segregated under federal or other regulations as cash and cash equivalents for the statements of cash flows.

2. Cash Segregated and Securities on Deposit for Regulatory Purposes:

At December 31, 2001, cash of $42,189,819 was segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. Receivables From and Payables to Brokers, Dealers and Clearing Organizations:

The balances shown as receivables from and payables to brokers, dealers and clearing organizations represent amounts due for security transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2001, were as follows:

Receivables from brokers, dealers and clearing organizations-	
Securities failed to deliver	$ 4,769,374
Deposits paid for securities borrowed	23,242,800
Receivables from clearing organizations	469,686
	$28,481,860
Payables to brokers, dealers and clearing organizations-	
Securities failed to receive	$7,970,758
Deposits received for securities loaned	859,895
Payables to brokers, dealers and clearing organizations	1,102,293
	$9,932,946

4. Receivables From and Payables to Customers:

The balances represent the net amounts receivable from and payable to customers in connection with normal cash and margin transactions. Such receivables are generally collateralized by securities, the value of which is not reflected in the accompanying consolidated financial statements. A substantial portion of receivables from customers is due from customers residing in the southeastern United States.

Included in receivables from and payables to customers are balances with officers and directors of the Company as follows:

Receivable from officers and directors	$656,169
Payable to officers and directors	110,517

5. Securities Purchased Under Agreements to Resell:

Securities purchased under agreements to resell are collateralized by investment grade securities and are carried at amounts at which the securities will be subsequently resold. The Company takes possession of all securities purchased under agreements to resell and performs the appropriate margin evaluation on the acquisition date and based on market volatility, as necessary.

The Company has policies requiring collateral for underlying resale agreements. The fair market value of the collateral held was approximately $193,500,000 at December 31, 2001.

6. Trading Securities:

Trading securities at fair value consist of the following at December 31, 2001:

Owned-	
Marketable securities, at market value:	
State and municipal obligations	$24,268,323
U.S. Government and government agency obligations	36,133,447
Other	20,106,942
Corporate bonds	6,345,294
Corporate stocks	5,025,631
Bank notes	8,064,144
	$99,943,781
Securities sold, but not yet purchased-	
U.S Government and government agency obligation	$53,268,887
Corporate stocks	791,220
Other	502,709
	$54,562,816

7. Securities Sold Under Agreements to Repurchase:

Securities sold under agreements to repurchase are collateralized by investment grade securities and are carried at amounts at which the securities will be subsequently repurchased.

The fair market value of the collateral the Company pledged under repurchase agreements was approximately $60,000,000 as of December 31, 2001.

8. Notes Receivable:

The Company received a promissory note as payment for the sale of certain fixed assets in 2000. The amount of the noninterest-bearing note was $1,400,000. Installment payments of the lesser of $250,000 or 5% of the maker's gross revenues are due per annum beginning March 31, 2003. The total payments are not to exceed $1,400,000. As of December 31, 2001, the discounted value of the note was $1,106,331.

9. Short-term Borrowings:

The Company maintains lines of credit from established financial institutions totaling $125,000,000, none of which was outstanding as of December 31, 2001. During 2001, interest payable on outstanding balances on the Company's lines of credit ranged from 1.44% to 6.56% per annum. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings.

The Company maintains an unsecured line of credit from the Parent totaling $150,000,000. As of December 31, 2001, $150,000,000 of borrowings was outstanding with an effective interest rate of 2.0%. There is no established maturity date under the agreement with the Parent.

10. Liabilities Subordinated to Claims of General Creditors:

During 1999, the Company entered into an agreement with the Parent for a subordinated note in the amount of $15,000,000 due on December 15, 2002. In November 2000, the Company borrowed an additional $15,000,000, due November 15, 2003, bringing the total to $30,000,000. Payment of principal is subordinate to the claims of all present and future creditors occurring prior to maturity. In addition, the debentures may not be prepaid without written approval of the NASD, nor paid at maturity if such payment would result in a net capital deficiency as discussed in Note 12.

Interest accrues at three-month LIBOR rate plus 0.8% per annum and is adjusted quarterly. Interest is payable monthly.

11. Income Taxes:

For federal income tax purposes, the Company files a consolidated income tax return with BB&T Corporation. BB&T Corporation determines the Company's federal income tax expense or benefit on a separate return basis and advises the Company as to the amount of federal income tax expense or benefit to record.

The income tax benefit included in the consolidated statement of loss for the year ended December 31, 2001, consists of the following:

Current-	
Federal	$1,683,000
State	386,000
Deferred-	
Federal	1,370,000
State	263,000
Total income tax benefit	$3,702,000

Income tax benefit differs from the amount computed by applying the 35% statutory federal income tax rate to income before income taxes for the following reasons:

Federal tax benefit, computed at statutory rate	$5,637,000
Tax-exempt interest, net of nondeductible interest expense	655,000
Amortization of goodwill	(1,905,000)
State income tax, net of federal benefit	(387,000)
Other	(298,000)
Income tax benefit	$3,702,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001, are presented below:

Deferred tax assets-	
Deferred compensation, principally due to accrual for financial reporting purposes	$2,203,000
Other	981,000
Total gross deferred tax assets	3,184,000
Deferred tax liabilities-	
Difference between fair value and tax basis of exchange seats	$1,706,000
Other	172,000
Total gross deferred tax liabilities	1,878,000
Net deferred tax asset	$1,306,000

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment and believes it is more likely than not the Company will realize the benefits of those deductible differences.

12. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, the Company's net capital was $37,749,380, which was $34,000,437 in excess of the minimum net capital required. Net capital as a percentage of aggregate debit balances was 20%.

13. Benefit Plans:

Certain employees may participate in the BB&T's tax-qualified savings plan (the Savings Plan) established pursuant to Section 401(k) of the Internal Revenue Code. Employees who have completed one or more years of service are eligible to participate in the Savings Plan by contributing up to 16% of their compensation to the Savings Plan. The Company matches up to 6% of the employee's contribution with a 100% matching contribution. Total employer contributions to the Savings Plan amounted to approximately $3,028,984 in 2001.

BB&T has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations. During 2001, the Company's expense pursuant to this plan amounted to $587,925.

In conjunction with the acquisition of the Company, certain employees became eligible to receive shares of the Parent's common stock at specified dates through July 31, 2002. During 2001, 87,742 shares of BB&T Corporation common stock were distributed to eligible employees under the plan.

14. Related-party Transactions:

BB&T Corporation provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll and other administrative services. Management fees and special services provided by the Parent and included in other operating expenses totaled $137,304 in 2001.

The Company collected $518,084 in clearing fees from a related party during 2001.

The Company maintains a line of credit with the Parent (Note 9).

The Company has a subordinated note with the Parent (Note 10).

At December 31, 2001, the Company had several noninterest-bearing checking accounts with the Parent, or subsidiaries of the Parent, with a net balance of $1,047,385.

15. Commitments and Contingencies:

Leases

The Company leases its office space and certain data processing and communications equipment under noncancelable operating leases with terms in excess of one year. Minimum future rental commitments under noncancelable operating leases are as follows:

Year Ending December 31	Amount
2002	$ 5,437,461
2003	4,506,859
2004	3,821,904
2005	2,269,295
2006	516,574
Thereafter	528,616
Total future lease payments	$17,080,709

Rental expense amounts for 2001 approximated $6,300,000.

Litigation

The Company is party to several legal actions arising in the normal course of business. In the opinion of management, such litigation is not expected to have a material effect on the Company's financial position or results of operations.

16. Derivatives and Financial Instruments With Off-balance-sheet Risk:

Market Risk

In the normal course of its operations, the Company enters into contractual commitments to buy and sell securities involving forward settlement. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in market value.

The Company records all contractual commitments involving future settlement at market or fair value. Consequently, changes in the amounts recorded in the Company's statement of financial condition resulting from movement in market prices are included currently in the statement of operations. The Company also enters into futures contracts and underwriting commitments. The Company is at risk in these transactions to the extent that a counterparty may fail to perform or that market values fluctuate.

Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and maturity of the contractual agreement, market fluctuations and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements and continuous oversight.

The Company generally controls access to the collateral pledged by the counterparties. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

The Company collateralizes borrowings from lending institutions and repurchase agreements with securities it owns and customer not-fully-paid-for securities. If the counterparty to these transactions fails to return the securities, the Company may incur a loss in discharging the obligation should the underlying security's market value increase above the value as of the original transaction date.

17. Fair Value of Financial Instruments:

Due to the nature of the operations of the Company, the Company's financial instruments recognized in the consolidated statement of financial condition are at quoted market prices or are of such a short-term nature as to approximate their estimated fair values at December 31, 2001.

18. Proprietary Accounts of Introducing Brokers:

The Company, in its capacity as a clearing broker-dealer, clears transactions for certain proprietary accounts of introducing brokers (PAIB). Effective June 1, 1999, an introducing broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker has entered into a PAIB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAIB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15(c)3-3. At December 31, 2001, amounts held on deposit in special reserve bank accounts for the proprietary accounts of introducing broker dealers was $4.87.

19. Subsequent Event:

On January 28, 2002, BB&T signed a definitive agreement to buy investment banking and brokerage firm Ryan, Lee & Co. (Ryan, Lee), based in Mclean, Virginia. Ryan, Lee provides personal investment services to individuals and institutions including: investment banking, equity market making, individual retirement accounts, mutual funds, insurance services and money market funds. Ryan, Lee will be merged into Scott & Stringfellow. The acquisition, which is subject to regulatory approval, is expected to be completed during the first quarter of 2002.

Financial and Operational Combined Uniform Single Report Part II

Broker or Dealer – Scott & Stringfellow, Inc.
As of December 31, 2001

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$132,318,687
2. Deduct ownership equity not allowable for Net Capital			
3. Total ownership equity qualified for Net Capital			132,318,687
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital.			30,000,000
B. Other (deductions) or allowable credits (list)			
5. Total capital and allowable subordinated liabilities			162,318,687
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition		117,760,764	
1. Additional charges for customers' and non-customers' security accounts		1,833,660	
2. Additional charges for customers' and non-customers' commodity accounts			
B. Aged fail-to-deliver		447,962	
1. Number of items	65		
C. Aged short security differences - Less reserve of number of items			
D. Secured demand note deficiency			
E. Commodity futures contracts and spot commodities - Proprietary capital charges			
F. Other deductions and/or charges		787,145	
G. Deductions for accounts carried under Rule 15c3-1(a)(6),(a)(7) and (c)(2)(x)			
H. Total deductions and/or charges			(120,829,531)
7. Other additions and/or allowable credits (list)			1,503,894
8. Net Capital before haircuts on securities positions			42,993,050
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
A. Contractual securities commitments		23,310	
B. Subordinated securities borrowings			
C. Trading and investment securities-			
1. Bankers' acceptances, certificates of deposit and commercial paper		23,979	
2. U.S. and Canadian government obligations		664,639	

Financial and Operational Combined Uniform Single Report Part II

Broker or Dealer – Scott & Stringfellow, Inc.
As of December 31, 2001

Computation of Net Capital (continued)

	3. State and municipal government obligations	1,538,231	
	4. Corporate obligations	443,189	
	5. Stocks and warrants	747,794	
	6. Options		
	7. Arbitrage		
	8. Other securities	1,802,528	
	D. Undue concentration		
	E. Other (portfolio concentration)		(5,243,670)
10.	Net Capital		$37,749,380

Computation of Basic Net Capital Requirement

11.	Minimum Net Capital required (6-2/3% of line 19)	
12.	Minimum dollar Net Capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	
13.	Net Capital requirement (greater of line 11 or 12)	
14.	Excess Net Capital (line 10 less 13)	
15.	Excess Net Capital of 1000% (line 10 less 10% of line 19)	

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition		
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts (lists)		
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		
19.	Total aggregate indebtedness		
20.	Percentage of aggregated indebtedness to Net Capital (line 19 divided by line 10)		

Financial and Operational Combined Uniform Single Report Part II

Broker or Dealer – Scott & Stringfellow, Inc.
As of December 31, 2001

Computation of Aggregate Indebtedness (continued)

21.	Percentage of aggregated indebtedness to net capital *after* anticipated capital withdrawals (line 19 divided by line 10 less Item 4880 page 11)..................	

Computation of Alternative Capital Requirement

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the Net Capital computation including both brokers or dealers and consolidated subsidiaries' debits..	3,748,943
23.	Minimum dollar Net Capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..	1,000,000
24.	Net Capital requirement (greater of line 22 or 23)......................................	3,748,943
25.	Excess Net Capital (line 10 less 24)..	34,000,437
26.	Percentage of Net Capital to aggregate debit items	20
27.	Percentage of Net Capital after anticipated withdrawals to aggregate debit items	20
28.	Net Capital in excess of the greater of: 5% of combined aggregate debit items or $120,000................................	28,405,458

Scott & Stringfellow, Inc.

Schedule of Nonallowable Assets
For the Year Ended December 31, 2001

Unsecured and partially secured accounts – Customers and noncustomers, less allowance for doubtful accounts	$ 4,060,206
Investments not readily marketable	22,050
Other securities owned not readily marketable	4,918,473
Investments in subsidiaries	58,558
Exchange memberships, at cost	4,830,000
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization	6,285,519
Goodwill	70,593,191
Other	26,992,767
Total nonallowable assets	$117,760,764

The accompanying note to supplementary schedules
is an integral part of this schedule.

Financial and Operational Combined Uniform Single Report Part II

Broker or Dealer – Scott & Stringfellow, Inc.
As of December 31, 2001

Computation for Determination of Reserve Requirements For Broker-Dealers Under Rule 15c3-3 (See Rule 15c3-3, Exhibit A and Related Notes)

Credit Balances			
1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	193,859,082	
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	29,745,895	
3.	Monies payable against customers' securities loaned (see Note C)	859,895	
4.	Customers' securities failed to receive (see Note D)	7,585,683	
5.	Credit balances in firm accounts which are attributable to principal sales to customers	259,150	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		
7.	**Market value of short security count differences over 30 calendar days old		
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	1,941,486	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		
10.	Other (dividends and interest)	499,116	
11.	Total credits		234,750,307
Debit Balances			
12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	140,413,526	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	13,595,522	
14.	Failed to deliver of customers' securities not older than 30 calendar days	3,123,489	
15.	Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts (see Note F)	29,745,894	
16.	Other (list)		
17.	**Aggregate debit items		186,878,431
18.	**Less 3% (for alternative method only – see Rule 15c3-1(f)(5)(I))		(5,606,353)
19.	**Total 15c3-3 debits		181,272,078

Financial and Operational Combined Uniform Single Report Part II

Broker or Dealer – Scott & Stringfellow, Inc.
As of December 31, 2001

Computation for Determination of Reserve Requirements
For Broker-Dealers Under Rule 15c3-3 (continued)

Reserve Computation

20.	Excess of total debits over total credits (line 19 less line 11)	
21.	Excess of total credits over total debits (line 11 less line 19)	53,478,229
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	42,189,814
24.	Amount of deposit (or withdrawal) including value qualified securities	16,388,958
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	58,578,772
26.	Date of deposit (MMDDYY)	01/03/02

Frequency of Computation

27. Daily ____________ Weekly __X__ Monthly ____________

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1

Exemptive Provisions

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1)-$2,500 capital category as per Rule 15c3-1 ____________
   - B. (k)(2)(A)-"Special Account for the Exclusive Benefit of Customers" maintained ____________
   - C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis
     Name of clearing firm____________________ ____________
   - D. (k)(3) – Exempted by order of the Commission ____________

Financial and Operational Combined
Uniform Single Report
Part II

Broker or Dealer – Scott & Stringfellow, Inc.
As of December 31, 2001

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3. Notes A and B .... ________
   A. Number of items .... ________
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... ________
   A. Number of items .... ________
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3. Yes X No ________

Notes

A. Do not include in Item 1 customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by the respondent within the time frames specified under Rule 15c3-3.

B. State separately in response to Items 1 and 2 whether the securities reported in response thereto were subsequently reduce to possession or control by the respondent.

C. Be sure to include in Item 2 only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item 2 must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to Item 2 should be filed within 60 calendar days after such date, rather than within the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Scott & Stringfellow, Inc. and Subsidiary

Note to Supplementary Schedules
For the Year Ended December 31, 2001

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding schedules included in the Company's unaudited December 31, 2001, Form X-17a-5 Part II filing.

No material differences exist between the audited Computation for Determination of Reserve Requirements (Schedules II and III) and the corresponding schedules included in the Company's unaudited December 31, 2001, Form X-17a-5 Part II filing.

ANDERSEN

Report of Independent Public Accountants on Internal Accounting Control

To Scott & Stringfellow, Inc.:

In planning and performing our audits of the financial statements of Scott & Stringfellow, Inc. and Subsidiary (the Company) for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (i) making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (ii) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (iv) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Charlotte, North Carolina,
February 8, 2002.